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                          February 20, 2024

       Craig Fraser
       Chief Executive Officer
       Wintertree Therapeutics, Inc.
       2600 Kelly Road, Suite 100
       Warrington, PA 18976

                                                        Re: Wintertree
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 14,
2024
                                                            File No. 333-277073

       Dear Craig Fraser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Justin Platt, Esq.